[Old Mutual Funds I Letterhead]

October 27, 2009

Old Mutual Capital, Inc.
4643 South Ulster Street
Attention: President

Re: Old Mutual Analytic Global Fund

To whom it may concern:

Pursuant to Section 9 of the Investment Advisory Agreement, dated March 1, 2006, (the "Advisory Agreement"), among Old Mutual Funds I ("OMFI") and Old Mutual Capital, Inc., OMF I hereby notifies you of its intent to terminate the Advisory Agreement with respect to the Old Mutual Analytic Global Fund, effective as of the close of business on November 9, 2009, in connection with the liquidation of the Fund.

Very truly yours,

Old Mutual Funds I

/s/ Julian F. Sluyters
Julian F. Sluyters
President